EXHIBIT 99.1

ING to nominate Lodewijk Hijmans van den Bergh as member of the Supervisory Board

ING to nominate Lodewijk Hijmans van den Bergh as member of the Supervisory Board

ING will propose to the Annual General Meeting (AGM) on Monday 26 April 2021 to appoint Lodewijk Hijmans van den Bergh to the Supervisory Board.

Lodewijk Hijmans van den Bergh (Dutch, 1963) was a partner at the law firm De Brauw Blackstone Westbroek from 2016 until December 2020. He also served at the firm as a partner and lawyer from 1988-2009 in Amsterdam, The Hague and London. From 2009-2015 Lodewijk Hijmans van den Bergh served as chief corporate governance counsel and member of the Executive Board of Royal Ahold. He currently serves as chairman of the Supervisory Board of BE Semiconductor Industries, non-executive chairman of the Supervisory Board of Fortino Capital Partners and as vice-chairman of the Supervisory Board of HAL Holding. He holds a master degree in Law from Utrecht University.

Upon decision by the AGM, the appointment of Lodewijk Hijmans van den Bergh will be effective as of the end of the AGM on 26 April 2021. The proposed appointment has been approved by the European Central Bank.

It will also be proposed to the AGM to reappoint Margarete Haase and Hans Wijers for a next term of four years as members of the Supervisory Board. They both were first appointed in 2017. After completing his four year term since appointment in 2017, Jan Peter Balkenende will on his request retire from the Supervisory Board at the end of the AGM 2021 to focus on other future activities.

Hans Wijers, chairman of the ING Supervisory Board said: “We regret but respect Jan Peter’s decision not to seek reappointment. His national and international experience and network were of great benefit to us over the past years. On behalf of the Supervisory Board I want to thank Jan Peter for his valuable contributions to ING.”

The full details of all AGM proposals are included in the proxy materials for ING’s 2021 AGM to be held on 26 April 2021. The proxy materials, including the agenda for the AGM, will be made available at www.ing.com/agm on 12 March 2021.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI and our ‘A-list’ rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates, (2) the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes affecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of financial markets, including in Europe and developing markets, (6) changes in the fiscal position and the future economic performance of the United States, including potential consequences of a downgrade of the sovereign credit rating of the US government, (7) consequences of the United Kingdom’s withdrawal from the European Union, (8) changes in or discontinuation of ‘benchmark’ indices, (9) inflation and deflation in our principal markets, (10) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (11) failures of banks falling under the scope of state compensation schemes, (12) non-compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation and application thereof, (13) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (14) ING’s ability to meet minimum capital and other prudential regulatory requirements, (15) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers, (16) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, (18) changes in general competitive factors, (19) the inability to protect our intellectual property and infringement claims by third parties, (20) changes in credit ratings, (21) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (22) inability to attract and retain key personnel, (23) future liabilities under defined benefit retirement plans, (24) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (25) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, (26) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  PDF version of press release (https://ml-eu.globenewswire.com/Resource/Download/6de5534a-a47e-4602-a553-0b4afd31dfde)